Filed by LogMeIn, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: LogMeIn, Inc.

(Commission File No. 001-34391)

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

A link to the following article published by Xconomy, Inc. was posted on the website of LogMeIn, Inc. on August 10, 2016.

LogMeIn Grabs Citrix’s Rival Collaboration Tools in $1.8B Merger

Jeff Engel

July 26th, 2016

LogMeIn plans to join forces with a division of rival Citrix Systems in a $1.8 billion deal aimed at creating a juggernaut in the world of cloud-based business software.

For much of its 13-year history, Boston-based LogMeIn (NASDAQ: LOGM) has been best known for cloud software that allows employees and IT service providers to remotely access and troubleshoot computers and other devices. But it has expanded its repertoire of products and services in recent years, largely through acquisitions. Those moves included a pair of small deals to build an Internet of Things business, and the $110 million-plus acquisition of LastPass, a cybersecurity-related company offering a “single-sign-on” and password management service for consumers and businesses.

Tuesday’s announcement marks LogMeIn’s most significant move to date. The deal will combine LogMeIn with Santa Clara, CA-based Citrix’s set of GoTo products, software tools that help small and medium-sized businesses communicate and collaborate. Citrix (NASDAQ: CTXS) announced plans to spin off the GoTo business in November, as it narrows its focus on technology that helps businesses securely manage apps and data.

For LogMeIn, the merger is a chance to scoop up a group of competing and complementary products. In a shareholder presentation, LogMeIn described Citrix as “a leader with an enormous customer base and the most recognized brands in the industry.” Those include GoToMeeting, Web conferencing software that competes with LogMeIn’s Join.me product; GoToMyPC, a competitor to LogMeIn’s product that enables remote access of devices; virtual phone system Grasshopper; and other products.

The deal, which is expected to close early next year, would turn LogMeIn into a $1 billion-plus company overnight. LogMeIn generated $271.6 million in sales last year, a number it expects to grow to more than $330 million this year. Citrix’s GoTo division, meanwhile, is projected to post more than $680 million in sales this year.

The companies said the combination should also provide opportunities for “synergies” that would reduce business costs by over $100 million within two years of sealing the deal. Those would come from “optimizing” spending on sales, marketing, products, and engineering, as well as from administrative “efficiencies.” (That’s likely code for layoffs.)

“Both companies have passionate employees who are committed to developing easy-to-use software that simplifies the way we connect with people, devices, apps, and products,” said LogMeIn president and CEO Bill Wagner (pictured above) in a prepared statement. “The additional scale of the combined company will allow us to accelerate innovation in order to deliver better outcomes for our customers, and also creates a compelling financial model that will reward our shareholders.”

The plan is for Wagner, who succeeded founding LogMeIn CEO Michael Simon last year, to lead the combined company. It will be based in Boston, employ nearly 3,000 people, and serve more than 2 million customers worldwide. The name of the combined entity has yet to be determined, a LogMeIn spokeswoman said.

The deal is being structured as a “Reverse Morris Trust” intended to be tax-free to Citrix and its shareholders for U.S. federal income tax purposes. Citrix will spin off the GoTo business, which will be merged into a subsidiary of LogMeIn. As part of the deal, Citrix shareholders will receive about 27.6 million shares of LogMeIn, valued at about $1.8 billion. LogMeIn will issue up to $1.50 per share in dividends to its shareholders before the deal closes. Citrix is also contributing $25 million in cash to the combined company.

After the transaction is completed, Citrix shareholders will own 50.1 percent of the combined company, while LogMeIn shareholders will own 49.9 percent.

Both companies’ boards have unanimously approved the deal, but it still requires LogMeIn shareholder approval.

LogMeIn’s stock price was up about 20 percent to $83.88 per share in after-hours trading, while Citrix’s stock was down about 1.5 percent to $88.

Jeff Engel is a senior editor at Xconomy. Email: jengel@xconomy.com

Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.